

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 11, 2006

<u>Via Facsimile</u>

Thomas J. Clarke, Jr.
Chairman and Chief Executive Officer
TheStreet.Com, Inc.
14 Wall Street
New York, NY 10005

> **RE: TheStreet.Com, Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended June 30, 2006**
> **File Number: 000-25779**

Dear Mr. Clarke:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Eric Ashman, Chief Financial Officer